Exhibit 12.1
Ratio of Earnings to Fixed Charges

				Period
	Nine	Nine		from
	Months	Months		March 14,
	Ended	Ended	Year Ended	2008 to
	September 30,	September 30,	December 31,	December 31,
	2010	2009	2009	2008
Earnings:
(a) Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$(9,118)	(468)	(647)	1,047
(b) Fixed charges	3,602	—	—	—
(c) amortization of capitalized interest	—	—	—	—
(d) distributed income of equity investees	—	—	—	—
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—
Less:
(a) Interest capitalized	(1,776)	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—	—
(c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—

Total	$(7,292)	(468)	(647)	1,047

Fixed charges:
(a) Interest expensed and capitalized	3,401	—	—	—
(b) amortized premiums, discounts and capitalized expenses related to indebtedness	201	—	—	—
(c) an estimate of the interest within rental expense	—	—	—	—
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—

Total	$3,602	—	—	—

		Not	Not	Not
Earnings to fixed charges	(A )	Applicable	Applicable	Applicable
(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees necessary to generate a ratio of earnings to fixed charges of 1.00	10,894	—	—	—